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5/13/22, 9:41 AM Hygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation | by HDL Corp | Medium

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Hygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation



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Contemporary art duo Steve and Dorota Coy founded their conceptual art project

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5/13/22, 9:41 AMHygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation | by HDL Corp | Mediumhttps://medium.com/@admin_63228/hygienic-dress-leagues-new-nft-project-blurs-the-line-between-art-and-a-corporation-798906edf24e2/7of art within the American economic system. HDL was initially imagined as a fictitiouscorporation, adopting the language and appearance of large companies while engaging ina fine art practice that included performance and public art interventions. The latestversion of the project doubles down on the concept of art as a corporation by filing aRegulation A exemption with the SEC and functioning as a legally-recognized andregulated corporation.What Makes HDL Unique?HDL represents a new form of art that uses existing legal structures as its framework. Thisfirst of its kind art project doubles as performance art and business venture, featuringregulated NFTs as part of its stock option. By operating as a corporation, HDL is able tosell shares and invite people to be public participants in the project. How shareholdersengage with the project will ultimately determine the company's market value. As acorporation, they plan to create both virtual and physical artwork, which will contributeto the recognition and the value of the company over time.Why a Corporation?The project began with a question about the role corporations play in controlling how wethink and interact within society. The Coys wanted people to question the use of brandingto communicate and influence in subtle and sometimes nefarious ways that permeateeveryday life. At the same time, they also wanted people to think about the relationshipbetween art and capital. To play with this idea, they decided to approach art from theperspective of a corporation, or rather to use the corporate world as their artistic medium.The work holds a mirror up to the artists themselves, examining their "worth" or "value"in a society that puts money above all else. Corporations can manufacture and priceproducts and services at arbitrary levels, based largely, if not exclusively, on the perceptionof value. HDL comments upon modern society while participating in it, demonstrating theinescapability of capitalism. HDL is not meant to be purely critical, rather it is designed toprovoke thought around socially accepted structures ? are these the best we can do?What would it mean to imagine something different? And how can we work consciouslywithin these structures in the meantime?How It WorksOpen in appGet started

5/13/22, 9:41 AMHygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation | by HDL Corp | Mediumhttps://medium.com/@admin_63228/hygienic-dress-leagues-new-nft-project-blurs-the-line-between-art-and-a-corporation-798906edf24e3/7On January 4th, HDL filed its application with the SEC for Regulation A+ exemption toissue securities. They also filed for a Tier 2 offering that, if approved, would allow for theissuance of up to $75 million in securities within a 12-month period.Like any corporation, HDL's goal is to create value for shareholders. Shares sold on thesecondary market will accrue dividends for our shareholders. With the recent boom inNFTs, the artists wanted to incorporate NFTs due to the technology involved and how itfits so seamlessly within the medium of conceptual art itself. Their trailblazing new modeloffers a more regulated entry into NFTs, with shareholders getting a cut of the profits.(Bored Ape, for example, has already surpassed a billion dollars in sales; if they hademployed HDL's model, $40 million would have gone to shareholders.)NFT "Employees"Steve and Dorota Coy have been making digital artwork since 2007, and now with theemergence of new technology and NFT popularity, they can make their workcommodifiable, profitable, and in a unique twist, fully regulated. This is the first evercollection of NFTs that represent a security or investment as a Regulation A tokenizedshare. And because HDL is filed with the SEC, they're able to offer an unprecedented levelof security and transparency for investors. For every 10 shares purchased, investors get anew NFT employee at random. While the NFT securities/shares will be highly regulated,the NFT Employees will operate on the existing unregulated market without SECoversight.Every facet of HDL operates at a functional level (benefiting the artists or participants),while simultaneously acting as a meta-commentary on corporate systems. This is true,too, for the NFTs, which represent three levels of the corporation's "workforce":Extractors (low-level workers)Transporters (mid-level workers)Executives (top-tier)The brightly colored NFTs will be constructed from video and photographs translated intoGIFs and JPGs. The accessories, clothing, and movements of each Employee NFT will bedetermined by their level in the company. In all, there will be 2222 Executives, 8888Transportersand44444ExtractorsThestratificationofHDLemployeeswillbeOpen in appGet started

5/13/22, 9:41 AMHygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation | by HDL Corp | Mediumhttps://medium.com/@admin_63228/hygienic-dress-leagues-new-nft-project-blurs-the-line-between-art-and-a-corporation-798906edf24e4/7Transporters, and 44,444 Extractors. The stratification of HDL employees will berepresented by respective hierarchies of scarcity and rarity.In the beginning, most people will have lower-level employees. 5 Extractors can be tradedin or "promoted" to become a Transporter. Likewise, 4 Transporters can be traded in foran Executive. As these "employees" are traded, "promoted," or "demoted" as they changehands and gain or lose value, the activity yields dividends for shareholders. The process ofadding or subtracting "employees" highlights the role of employees as resources for thecompany, and raises the question of which people are considered "valuable" and why.Reasons to InvestGet access to physical, virtual exhibitions, dividends, and other benefits.Receive a unique piece of art (with every 10 shares purchased).Enjoy the novelty of participating in a new kind of communal performance art.Make a financial investment to gain value and potentially earn money.(Note: Until the filing is finalized, HDL can only accept notes of interest; No value can beexchanged and they cannot promise any shares.) To get on the waitlist, please visit here.hygienic dress league NFT Announcementhygienic dress league NFT AnnouncementOpen in appGet started

5/13/22, 9:41 AM Hygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation | by HDL Corp | Medium

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Founded in 2007 by conceptual art duo Steve and Dorota Coy, Hygienic Dress League (HDL) is a legally registered corporation as a new and original form of art. HDL uses the legal framework and operational strategies of a corporation as conceptual and performance art. Leveraging the promotional strategies of modern corporations, HDL infuses culture and art into places traditionally meant for raising awareness about products and services, subverting expectations and engaging the public in cultural events or performance art. Pending SEC approval, HDL intends to raise money through another public performance art project that will be available to the public. Shares of the corporation will be a new form or medium of art.

For more information, please visit hdlcorp.io.

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5/13/22, 9:41 AMHygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation | by HDL Corp | Mediumhttps://medium.com/@admin_63228/hygienic-dress-leagues-new-nft-project-blurs-the-line-between-art-and-a-corporation-798906edf24e6/7HDL Corp. Employees "Transporters""No money or other consideration is being solicited, and if sent in response based on theaforementioned information, no consideration will be accepted.""No offer to buy the securities can be accepted and no part of the purchase price can beOpen in appGet started

5/13/22, 9:41 AMHygienic Dress League's New NFT Project Blurs the Line Between Art and a Corporation | by HDL Corp | Mediumhttps://medium.com/@admin_63228/hygienic-dress-leagues-new-nft-project-blurs-the-line-between-art-and-a-corporation-798906edf24e7/7received until the offering statement filed with the U.S. Securities and ExchangeCommission is qualified, and any such offer may be withdrawn or revoked, withoutobligation or commitment of any kind, at any time before notice of its acceptance givenafter the qualification date."AboutHelpTermsPrivacyGet the Medium appOpen in appGet started